Erin M. Anderman

Direct Line: (617) 439-2446

Fax: (617) 310-9446

E-mail: eanderman@nutter.com

March 30, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino, Staff Attorney

Re:	Synacor, Inc.

Preliminary Proxy Statement on Schedule 14A

File d March 23, 2015 by JEC Capital Partners, LLC e t al.

File No. 001-33843

Ladies and Gentlemen:

On behalf of JEC Capital Partners, LLC, JEC II Associates, LLC, K. Peter Heiland, Ratio Capital Management B.V., Ratio Capital Partners, Dilip Singh, Jeff Misthal and Scott Williams (the “Participants”), set forth below is the response of the Participants to the comments of the staff of the Securities and Exchange Commission (the “SEC”) provided by a letter dated March 26, 2015. The comment letter relates to the Participants’ Preliminary Proxy Statement on Schedule 14A filed March 23, 2015 (the “Proxy Statement”).

For your convenience, each staff comment is presented below in italics, with the Participants’ response immediately following in regular type. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in Proxy Statement.

General

1.	Each statement or assertion of opinion or belief must be clearly characterized as such. For example, please qualify the statement on page iii that your nominees are “a highly qualified, independent group of industry and technology executives” as your belief.

The Proxy Statement has been revised as requested on page iii and elsewhere.

2.	A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials or provided to the staff on a supplemental basis. Please provide supplemental support for these particular statements with your response:

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2015

•	Mr. Singh has “40 years of global operational executive management experience” on page iii;

Mr. Singh has served as a chief executive officer, president, executive consultant, executive director, or managing director of various companies for the past 40 years, as detailed below. During those years, he served as chief executive officer of InfuSystem Holdings, Inc., an international healthcare company, from April 2012 to April 2013. He also served as chief executive officer of MRV Communications, Inc., a global provider of optical communications network infrastructure equipment and network management products, from July 2010 to December 2011. He served as chief executive officer of Telia-Sonera Spice Nepal, a large Asian mobile operator from 2008 to 2009 and as the President of Telenity Inc., a leading provider of services and solutions for communications networks, from 2004 to 2008. Mr. Singh was President of NewNet, a telecom infrastructure software startup, which was acquired by ADC Telecommunications Inc., from 1994 to 1998. He remained an executive consultant to ADC through 2000, and returned in 2003 to 2004 as the president of ADC’s software systems division. In the interim 2001 to 2003 period, he was Executive Chairman of IntelliNet. From 1988 to 1994, Mr. Singh was an executive director at Sprint Corporation. Prior to Sprint, Mr. Singh served as Co-founder/Joint Managing Director of United Database Corporation, a ground-zero start up which introduced Yellow Pages in India from 1987 to 1988. Prior to that, Mr. Singh was an executive telecommunication consultant with Alcatel-Lucent switching systems divisions in the United States, England, Germany and Italy for over 10 years.

•	the statement regarding “a protracted period of consistently poor operating results, poor share price development and poor corporate governance practices” on the cover page to the proxy statement;

As noted elsewhere in the Proxy Statement, year-over-year revenue has decreased since the Company’s IPO in 2012, net income and cash balances have also decreased since 2012, and key metrics (which the Company generally defines in its stockholder communications as unique visitors, search queries and advertising impressions) have also been declining since at least 2012, as set forth below.

USD, In thousands	2012	2013	2014	2015[1]
Revenue	121,981	111,807	106,579	95,000 - 100,000
Net Income (Loss)	3,815	(1,367)	(12,931)	Not Provided
Year End Cash Balance	41,944	36,397	25,600	Not Provided

1 Numbers reflect Synacor 2015 guidance provided for year ended December 31, 2015.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2015

Key Metrics	2012	2013	2014
Unique Visitors	20,440,169	19,818,670	18,886,889
Search Queries	968,233,560	711,992,036	530,933,590
Advertising Impressions	42,170,186,571	40,982,588,804	37,141,508,555

Numbers above were derived from press releases issued by the Company on February 25, 2015 and March 5, 2014.

•	Synacor “detailed continued declines in key business metrics” in its March 5, 2014 earnings announcement on page 4;

Please see the table above. Information for 2013 and 2014 was derived from the Company’s March 5, 2014 press release.

•	Mr. Levy indicated that “he and the board were apologetic about and accepted responsibility for the poor performance of Synacor” on page 5;

Mr. Levy made these statements during a phone call with K. Peter Heiland of JEC Capital Partners. No recording or written evidence of the substance of the phone call exists. However, Mr. Heiland represents that the statement that “Mr. Levi indicated that he and the board were apologetic about and accepted responsibility for the poor performance of Synacor” is an accurate description of statements made during the phone call on June 24, 2014.

•	Mr. Levy should be held accountable for “rewarding long-standing and ineffective directors,” “approving the above-market exit package for the out-going CEO,” overseeing the board which had “overseen a 70% decline in stockholder value since the company’s Series C financing in 2006 and a 50% decline in stockholder value since its IPO in 2012” on page 7; and

The Proxy Statement has been revised to state that Mr. Levy should be held accountable for “rewarding directors (Mr. Levy included) that we believe are ineffective by nominating them for re-election” and “approving an exit package for the out-going CEO that we believe to be above market.”

With respect to the assertion that the Board has overseen a 70% decline in stockholder value since the Company’s Series C financing in 2006, according to an investor in the Series C financing, the price per share for the Series C Preferred stock was $5. In connection with the Company’s IPO, each share of Series C Preferred Stock was converted into three shares of common stock. The Company then effected a 1-for-2 reverse stock split, resulting in an effective per share price for the Series C Preferred Stock of $7.50. As of March 23, 2015, the day the Concerned Stockholders filed the Proxy Statement, the closing price of Synacor’s common stock was $2.54 per share, representing a decline in price of approximately 70%.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2015

With respect to the assertion that the Board has overseen a 50% decline in stockholder value since its IPO in 2012, as reported in the Company’s Registration Statement on Form S-1 originally filed with the SEC on November 18, 2011, as amended, the initial public offering price of the Company’s common stock was $5.00 per share. As of March 23, 2015, the day the Concerned Stockholders filed the Proxy Statement, the closing price of Synacor’s common stock was $2.54 per share, representing a decline in price of approximately 50%.

•	Mr. Levy stated that he “took full responsibility for Synacor’s poor performance” and that “being Synacor’s Chairman was not his full-time job” on page 8.

Mr. Levy made these statements during a phone call with Michael Torok of JEC Capital Partners. No recording or written evidence of the substance of the phone call exists. However, Mr. Torok represents that the statement in the Proxy Statement that “Mr. Levy stated that (a) he took full responsibility for Synacor’s poor performance” is an accurate description of statements made during the phone call on September 22, 2014.

3.	We note the participants have made statements that appear to directly or indirectly impugn the character, integrity or personal reputation of the Synacor, Inc. board of directors, or make charges of illegal, improper or immoral conduct without adequate factual foundation. Disclose the factual foundation for such assertions either in the proxy statement, on a supplemental basis or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Please refer to Rule 14a-9. For example, provide support for the following statements and assertions that the Synacor board:

•	must be held accountable for “egregious corporate governance” on page ii,

The Concerned Stockholders believe that the Board’s adoption of a poison pill, its maintenance of a staggered board, and the inability of stockholders to call a special meeting reflect poor corporate governance. However, we have revised page ii of the Proxy Statement to state that “we believe that it is time for the Synacor Board to be held accountable for…failure to adhere to corporate governance best practices….”

•	“routinely disregarded the best interests of stockholders” on page ii; and

The Concerned Stockholders believe that the Board’s actions and inactions over the past several years have frequently been to the detriment of stockholders of Synacor generally, and therefore have not been in the best interests of stockholders. However, the Concerned Stockholder’s recognize that the language previously included in the Proxy Statement could be read to suggest that the Board had breached their fiduciary duties, which was not the intent. We have revised page ii of the Proxy Statement to state that “Synacor has struggled since 2012 under senior management and a Board that, in our view, have destroyed stockholder value by routinely making poor decisions.”

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2015

•	launched a “misleading press release campaign and needlessly waste[d] cash on a poison pill” on page 8.

On July 2, 2014, shortly after the Concerned Stockholders began to publicly criticize the Company, Synacor filed a press release announcing that it had appointed Steve Oroszlan as Vice President of Business Development. According to the Linkedin profile of Mr. Oroszlan, he had been with the Company in that role since March of 2014, and consequently, the Concerned Stockholders believe that the press release was misleading.

In addition, on July 15, 2014, the Company issued a press release regarding the adoption of its Stockholder Rights Plan and stated that the Rights Plan had been adopted “in response to the recent accumulation of Synacor’s outstanding common stock and related activity”. The Concerned Stockholders believe this reference was aimed at the Concerned Stockholders, however, it is the Concerned Stockholders’ belief that the Rights Plan was adopted not in response to the Concerned Stockholders’ accumulation of shares, but rather their open and public criticism of the Board. As noted in the Proxy Statement, JEC Capital Partners and its affiliates had acquired all of its ownership interest on or before January 29, 2014. In addition, the last date on which Ratio Capital Management or its affiliates acquired shares was April 15, 2014, more than two months prior to the adoption of the Rights Plan. Again, the Concerned Stockholders view this press release as misleading.

Notwithstanding the Concerned Stockholders’ belief that certain press releases were misleading, we have revised the Proxy Statement to state that “[t]he Board’s initial response to our interest in Synacor was to incorrectly imply, in a press release, that the Concerned Stockholders had recently accumulated shares and suggest that this supposed accumulation was the reason for the adoption of a poison pill.”

4.	We note your statement on page 2 that the proxy materials will be available at a dedicated website. Please advise us whether you are relying upon Rule 14a -16 to distribute the proxy statement electronically as the primary means of fulfilling your obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, summarize your compliance with Rule 14a-16.

The Concerned Stockholders are not relying on Rule 14a-6 to distribute the proxy statement electronically. A full set of proxy materials will be mailed to the stockholders of Synacor.

5.	Please confirm that the next submission will include the anticipated date the definitive proxy statement will be released to security holders as required by Rule 14a -6(d), or advise.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2015

The Concerned Stockholders anticipate mailing the definitive proxy statement to security holders on April 2, 2015, or as soon as practicable thereafter. The definitive proxy statement will include the date on or about which the definitive proxy statement is mailed.

Background to the Solicitation, page 4

6.	Please briefly summarize the response of Synacor’s CEO to your email summary of the August 30, 2014 meeting.

Mr. Bhise’s email of September 7, 2014 indicated that he appreciated the Concerned Stockholders’ input and would consider it, along with the input and data he was gathering from various sources. Mr. Bhise also agreed that the revenue level did not support the existing cost structure of the Company. In response to the Concerned Stockholders’ request for Synacor to communicate a strategy and action plan to stockholders within the time frame previously announced (i.e., within 45 days of August 4, 2014, or September 18, 2014), Mr. Bhise indicated that the Company was “looking into” how to manage the timing and communication of the Company’s strategic plan. It also noted disagreement with some of the Concerned Stockholders’ comparative analysis presented at the meeting.

We have supplemented the disclosure on page 8 of the Proxy Statement to provide additional detail regarding these emails.

Proposal No.1: Election of Directors

7.	Please revise the disclosure to describe Mr. Misthal’s principal occupations and employment since September 2014. Refer to Items 5(b)(1)(ii) and 7(b) of Schedule 14A and Item 401(e) of Regulation S-K. To the extent he was not employed during this time, please include an explicit statement to that effect.

Since September 2014, Mr. Misthal has been working as a consultant to two businesses currently in the process of being formed. The Proxy Statement has been revised to reflect that Mr. Misthal currently serves a consultant to two early stage businesses.

Solicitation of Proxies, page 21

8.	We note that you may employ various methods to solicit proxies, including by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e -mails or scripts that are used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rules 14a-6(b) and (c) and confirm your understanding in this regard.

Securities and Exchange Commission

Division of Corporation Finance

March 30, 2015

The Concerned Stockholders confirm that all written soliciting materials will be filed under the cover of Schedule 14A on the date of first use in accordance with Rules 14a-6(b) and (c).

Form of Proxy

9.	Please revise to clearly mark the form of proxy as preliminary. Refer to Rule 14a-6(e)(1).

The form of proxy has been revised as requested.

* * *

Each of the Participants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement, and that the Participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 617-439-2446 if you have any question relating to the Proxy Statement or this letter.

Sincerely,

Erin M. Anderman

cc:	Securities and Exchange Commission

Mitchell Austin, Staff Attorney

Nicholas P. Panos, Senior Special Counsel

JEC Capital Partners

Michael Torok

Nutter, McClennen & Fish, LLP

James E. Dawson